UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

11 November, 2026
Commission File Number 001-43199

Guardian Metal Resources PLC
c/o Orana Corporate LLP
25 Eccleston Place
London SW1W 9NF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Guardian Metal Resources PLC

On 11 November, 2026, Guardian Metal Resources PLC issued a press release titled “Proposed Spin-Out of Non-Tungsten Projects.”

A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Guardian Metal Resources PLC
(Registrant)

Date: 11 November, 2026	By: /s/ Oliver Friesen
Name: Oliver Friesen
Title: Chief Executive Officer

Exhibit Index

Exhibit	Description of Exhibit
99.1	Proposed Spin-Out of Non-Tungsten Projects dated 11 November, 2026.

11 November 2026

Guardian Metal Resources plc

("Guardian Metal" or the "Company")

Proposed Strategic Spin-Out of Company’s Non-Tungsten Project Portfolio

Intended AIM Admission of Spin out Company by Q2 2027

Update re Grant of Options and Extension of Existing Options to CEO

Guardian Metal Resources plc (NYSE American: GMTL, LON: GMET, OTCQB: GMTLF), a strategic mineral exploration and development company focused on tungsten in Nevada, USA, announces that its board of directors (the "Board") has approved in principle a proposed strategic spin-out of its non-tungsten exploration portfolio into a new company ("Spin-Co"), with the intention of seeking admission of Spin-Co to trading on AIM ("Admission") by the second quarter of 2027. The assets that are currently expected to form part of Spin-Co include Garfield, Golconda Summit and Stonewall all located in Nevada (the "Non-Core Projects"). No binding agreements have been entered into at this time and the proposed transaction remains subject to, among other things, the final structure, requisite regulatory, third-party and other approvals and consents, final Board approval and market conditions.

The proposed spin-out is intended to further sharpen Guardian Metal's focus as a tungsten development company, concentrating management attention and capital allocation on Pilot Mountain and Tempiute, while providing the Non-Core Projects with a dedicated platform to where its Board can pursue its own exploration priorities and obtain independent financing. Further announcements will be made as the proposed transaction progresses.

Oliver Friesen, CEO of Guardian Metal, commented:

"Guardian Metal has made significant progress in advancing its U.S. tungsten development strategy. The Pilot Mountain pre-feasibility study has been completed and the definitive feasibility study is well underway, with mine permitting activities progressing in parallel. We also continue to engage with potential financing partners, government agencies and strategic counterparties as we advance our strategy to establish domestic U.S. tungsten production.

“We continue to see excellent potential in our gold, silver and copper exploration assets, and we believe they would be better served as a standalone company with its own strategy, leadership and capital. This approach would allow Guardian Metal to maintain capital discipline and stay focused on delivering Pilot Mountain and Tempiute, while our shareholders would retain indirect exposure to the Non-Core Projects through our expected shareholding in Spin-Co.”

Highlights

●
       Proposed spin-out is intended to further sharpen Guardian Metal's focus on becoming a U.S. tungsten development company, with capital and management resources prioritized for Pilot Mountain and Tempiute as well as the Company’s early-stage tungsten assets.
●
       Garfield (gold, silver and copper), Golconda Summit (gold) and Stonewall (silver and gold) in Nevada are currently expected to form the initial Spin-Co asset portfolio; Admission is currently targeted for Q2 2027, subject to relevant approvals.
●
       Guardian Metal will retain Pilot Mountain and Tempiute, together with its additional tungsten expansion opportunities, including the 100% owned Pilot North, Cinch and White Elephant projects, which are expected to support the Company’s recently announced hub-and-spoke strategy.
●
       Under the structure currently envisaged, Guardian Metal would receive shares in Spin-Co in consideration for the transfer of the Non-Core Projects and expects to retain a significant shareholding. Guardian Metal shareholders would thereby retain indirect exposure through their ownership of  Guardian Metal.

Rationale for the Proposed Spin-Out

The Board believes the proposed spin-out could benefit Guardian Metal and its shareholders in the following ways:

(1)
Capital discipline: Guardian Metal intends to prioritize cash reserves on Pilot Mountain and Tempiute. Subject to the proposed transaction completing, the ongoing claim maintenance and exploration requirements of the Non-Core Projects would be funded by Spin-Co rather than competing for capital with Guardian Metal’s core tungsten development budget. Transaction costs and any transitional funding arrangements remain to be determined and will be considered as part of the final proposal.

(2)
Management focus: Guardian Metal's executive team would remain focused on advancing towards tungsten production, including the technical, permitting, commercial, and financing workstreams required for Pilot Mountain and Tempiute. Spin-Co would be expected to establish its own management and governance arrangements appropriate to a standalone listed exploration business.

(3)
Clearer investment propositions: The Board believes separating projects with different development profiles, capital needs and investor audiences could make each business easier to evaluate. Guardian Metal would present a focused tungsten investment case, while Spin-Co could pursue investment on the merits of its earlier-stage gold, silver and copper portfolio. A separate listing may provide a mechanism for independent market valuation, although there can be no assurance of any valuation uplift.

(4)
Opportunity for shareholder value: Guardian Metal shareholders would retain indirect exposure to Spin-Co through Guardian Metal's proposed shareholding, alongside a more focused allocation of capital and management resources to the tungsten business. The size of Guardian Metal's ultimate interest, and any dilution from a Spin-Co fundraising will depend on the final transaction terms.

(5)
Standalone exploration opportunity: Garfield, Golconda Summit and Stonewall would provide Spin-Co with a Nevada-based portfolio of exciting gold, silver and copper exploration interests. The Board believes these assets warrant dedicated technical review and prioritization that can be pursued independently of Guardian Metal's tungsten development strategy.

Proposed Structure and Next Steps

The proposed transaction is expected to involve the transfer of the Non-Core Projects to Spin-Co in consideration for newly issued Spin-Co shares to be issued to Guardian Metal. The precise asset perimeter, ownership percentages, valuation, funding arrangements and governance structure have not yet been finalized. Guardian Metal expects to remain a significant shareholder following Admission, although its eventual ownership will depend, among other things, on the fundraising quantum undertaken by Spin-Co.

The Company and its advisers will progress the detailed transaction structure, asset transfer arrangements, proposed Spin-Co board and management, admission documentation and funding requirements ahead of the targeted Admission by Q2 2027. The Board will evaluate transaction and transitional costs against the objective of preserving Guardian Metal capital for its tungsten development strategy. There can be no certainty that the proposed transaction, any associated fundraising or Admission will occur on the timetable indicated or at all.

Guardian Metal is not announcing a distribution of Spin-Co shares to its shareholders.

The proposed transaction, including the transfer of the Non-Core Projects to Spin-Co and any subsequent reduction in Guardian Metal’s interest in Spin-Co arising from a Spin-Co fundraising, may constitute a transaction for the purposes of the AIM Rules for Companies. The Company will assess the proposed transaction against the class tests and, where applicable, comply with the notification, related party and shareholder approval requirements of applicable AIM Rules.

Further announcements will be made as appropriate, including when the proposed structure and key commercial terms have been determined.

Update re Grant of Options and Extension of Existing Options to the CEO

Under the original EMI Option Deed dated 3 May 2023, prior to the Company’s initial public offering and admission to AIM, it was intended that the option granted over 2,104,859 Ordinary Shares by the Company to Chief Executive Officer Oliver Friesen, each at an exercise price of 10.75p, would qualify as enterprise management incentive ("EMI") options (the "Original Option"). It was subsequently established that, under applicable UK tax regulations, the Original Option did not qualify to receive the tax advantaged treatment normally associated with EMI options.

As per the Company announcement dated 17 July 2026, following consideration of this issue and pursuant to remuneration arrangements proposed by the Remuneration Committee and approved by the directors, in order to best restore Oliver Friesen to the same economic position intended by the Company at the time of execution of the original EMI Option Deed, the Company determined (i) to grant an EMI option over the maximum number of Ordinary Shares possible up to the statutory £250,000 individual limit, being 181,817 Ordinary Shares, to Chief Executive Officer Oliver Friesen, each at an exercise price of 10.75p; (ii) to extend the exercise period of the Original Options by five years to 3 May 2031; and (iii) to indemnify Mr Friesen for the net tax cost arising from the Original Options not qualifying as EMI options, subject to a cap equal to the net tax cost that would have arisen had the Original Options been exercised on the original expiry date.

The independent directors of the Company, being all the directors of the Company other than Oliver Friesen (“Independent Directors”), consider that the terms of the remuneration arrangements with Mr Friesen set out above provide customary commercial protections for the Company, and incorporate good leaver and bad leaver provisions.  Accordingly, the Independent Directors consider that the terms of the remuneration arrangements were and continue to be fair and reasonable insofar as the Company’s shareholders are concerned.

The person responsible for arranging the release of this announcement on behalf of the Company is J.T Starzecki, Chairman.

This announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No. 596/2014 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended ("UK MAR"). Upon the publication of this announcement via a Regulatory Information Service, this inside information is now considered to be in the public domain.

Forward Looking Statements

This announcement contains forward-looking statements relating to expected or anticipated future events and anticipated results that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties, including the risk that the proposed transaction and Admission may not be completed on the terms or timetable currently anticipated or at all, the final structure and terms of the proposed transaction, the receipt of requisite regulatory, third-party and Board approvals and consents, the ability of Spin-Co to secure funding, general economic, market and business conditions, competition for qualified staff, the regulatory process and actions, technical issues, new legislation, potential delays or changes in plans, uncertainties resulting from operating in a new political jurisdiction, uncertainties regarding the results of exploration, the timing and granting of prospecting rights, the timing and granting of regulatory and other third party consents and approvals, Guardian Metal’s or any third party's ability to execute and implement future plans, and the occurrence of unexpected events.

Forward-looking statements are subject to risks and uncertainties, including those described in the Company’s filings with the U.S. Securities and Exchange Commission. Guardian Metal undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

The information in this announcement is subject to change.

Important Notice

This announcement is for information purposes only and does not constitute or form part of an offer to sell or issue, or the solicitation of an offer to buy or subscribe for, any securities of the Company or Spin-Co in the United States or any other jurisdiction. Any securities of Spin-Co have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. No public offering of securities of Spin-Co is being made in the United States.

This announcement is not an admission document or prospectus and does not constitute an offer of securities to the public in the United Kingdom for the purposes of the Public Offers and Admissions to Trading Regulations 2024 or the AIM Rules for Companies. Any decision to invest in Spin-Co should be made solely on the basis of any admission document or other offering document that may be published in connection with Admission. The distribution of this announcement in certain jurisdictions may be restricted by law, and persons into whose possession it comes should inform themselves about and observe any such restrictions.

For further information visit www.Guardianmetalresources.com or contact the following:

Guardian Metal Resources plc Oliver Friesen (CEO)	Tel: +44 (0) 20 7078 8496
Cairn Financial Advisers LLP Nominated Adviser Sandy Jamieson/Jo Turner/Louise O'Driscoll	Tel: +44 (0) 20 7213 0880
Berenberg Joint Broker and Financial Adviser Jennifer Lee/Ivan Briechle	Tel: +44 (0) 20 3207 7800
Tamesis Partners LLP Joint Broker Charlie Bendon/Richard Greenfield	Tel: +44 (0) 20 3882 2868
Tavistock Financial PR in the UK Emily Moss/Abigail Gilchrist	Tel: +44 (0) 7920 3150 / +44 (0) 7788 554035 guardianmetal@tavistock.co.uk

About Guardian Metal Resources

Guardian Metal Resources PLC (NYSE.A: GMTL, LON:GMET, OTCQB:GMTLF) is a strategic mineral development company driving the revival of U.S. mined tungsten production and strengthening America's defense metal independence. The Company is advancing two tungsten projects, Pilot Mountain, one of the largest undeveloped tungsten deposits in the U.S. and Tempiute, formerly America's largest producing tungsten operation, both located in Nevada, one of the top-rated mining jurisdictions in the United States.

In July 2025, the U.S. Department of War (DoW) under Title III of the Defense Production Act of 1950, as amended, invested US$6.2M in Golden Metal Resources (USA) LLC, a wholly-owned subsidiary of Guardian Metal Resources PLC, to support the Pilot Mountain PFS.2 The Company completed a U.S. listing on the NYSE American on March 20, 2026.

Tungsten is a strategic metal critical to the defense, energy transition, technology and industrial sectors. In the context of shifting geopolitical dynamics and tightening Chinese export restrictions, Guardian Metal is well positioned to play a leading role in re-establishing a secure, domestically mined U.S. supply chain for this vital defense metal.
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